Norman Cay Development Inc.

4472 Winding Lane, Stevensville, MI 49127 tel: 269-429-7002

September 29, 2010

Kathleen Krebs

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Norman Cay Development Inc.

File No. 333-167284

SEC Comment letter dated September 10, 2010

Dear Ms. Krebs:

Norman Cay Development Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of September 10, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 3, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 10, 2010.

Prospectus Summary, page 6

The Company Overview, page 6

1.

We note your response to comment one from our letter dated August 18, 2010. We also note from the bottom of page 21 that you intend to open locations in Stevensville, Michigan. Please revise the first paragraph to disclose the area where you intend to lease retail space.

RESPONSE: We have revised the Filing on Pages 6 to include the following language:

“Norman Cay Development, Inc. was incorporated in the State of Nevada on April 28, 2010. We intend to become an authorized reseller of wireless telephones and service plans. As of the date hereof, we have not filed any application to become an authorized reseller with any wireless network distributors. The Company has conducted market research on locations in Berrien County where space, both retail and kiosk, is available. We are considering leasing a space in Benton Harbor, MI; St. Joseph, MI or in the nearby surrounding cities of Stevensville, Michigan. Whether we decide to rent a retail space or a kiosk will depend on the amount of proceeds we receive from this offering, and any additional financing we receive, if any. Additionally, where specifically we will rent will depend on pricing and availability at the time we are ready to lease. Due to the current financial conditions in the area, retail space is being offered with many incentives. We do not foresee any significant difficulties in identifying and securing adequate retail space.”

Description of Our Business, page 20

First Year Operations, page 21

2.

We note your statement at the bottom of page 21 that there is only one wireless reseller in Stevensville and there is untapped market potential in the area. Revise to disclose the name of the competing reseller. Also, explain why you believe there is untapped market potential in Stevensville. In this regard, we note Stevensville appears to have a population of about 1,000 people (refer to www.city-data.com/city/StevensvilleMichigan.html) and Berrien County has a population of about 160,000 people (refer to quickfacts.census.gov/qfdlstatesI26126021.html). Please account for these factors when in your explanation.

RESPONSE: We have revised the Filing on Page 21 to include the following language:

“We anticipate that our retail location will cost approximately $1,200-$1,400 per month and that we may have to commit to a long-term lease in order to receive the lowest rent possible. As the Company has a limited operating history, we expect that a large security deposit and significant time commitment will be required in order for the Company to secure a lease. However, as we intend to initially seek out kiosk space, we anticipate more favorable terms with a kiosk rental agreement. The Company has conducted market research in Stevensville, Michigan and the surrounding areas, where space, both retail and kiosk, is available. Such locations have much lower monthly rental fees as compared to our monthly budgeted rental expense. Additionally, due to the current financial conditions in the area, retail space is being offered with many incentives. Management believes that kiosk space has a higher turnover rate than traditional commercial real estate. Accordingly, we will attempt to leverage a rental agreement on terms most favorable to the Company. While the town of Stevensville, Michigan is small and has a very low population, the surrounding larger cities have much denser populations and therefore our target customers are not only those residing in Stevensville, but also in the surrounding area. For instance according to the US Census Bureau, the city of South Bend, Indiana has a population of approximately 107,000 and is located less than 40 miles away from Stevensville; the city of Grand Rapids, Michigan has a population of approximately 197,000 and is approximately 100 miles away from Stevensville, and Chicago, Illinois has an approximate population of 2.9 million and is located less than 100 miles away from Stevensville. The surrounding cities’ greater populations coupled with Berrien County’s population of around 160,000 creates enormous market potential since the more populous an area is, the greater chance of having a high cell phone service demand.”

The Industry, page 24

3.

At the top of page 25, we note your disclosure regarding the growth of cell phone subscribers worldwide. However, we note your market is Stevensville. Please explain how and why worldwide subscriber growth applies to your market. Further, please explain how Mr. Slim's fortunes relate and apply to your operations. In this regard, we note he and his family control America Movil whose operations are significantly larger than yours.

RESPONSE: We have revised the Filing on Page 25 to remove the reference to Mr. Slim, accordingly the Filing reads as follows:

“According to a recent report published by the Plunkett Research, the global telecommunications industry will generate approximately $1.3 trillion in the United States alone in 2010. Further, from the end of 2008 to July 2010, there was an estimated increase of one billion cell phone users worldwide, bringing the current estimate to 5 billion subscribers. It is clear that the wireless handset has evolved and continues to evolve beyond a simple wireless telephone. The cell phone is becoming the primary communication link to the world as well as a personal entertainment center and source of information. We anticipate that this market will continue to grow and that more users will be attracted to lower pricing models and short-term or no-term contracts, including prepaid models. As the market for cell phone users worldwide grows, we hope this will translate into increased cell phone usage in Michigan, particularly in the Stevensville area. As cell phone usage in areas increase, the demand for better service increases and more cell phone companies could petition to construct additional cell phone towers, thereby meeting the increased demand. The increase of cell phone towers in the Stevensville area would further supplement the growth potential of cell phone usage in the targeted area. Additionally greater cell phone usage worldwide means greater cell phone usage in cities in the United States with large populations, and as discussed above, Stevensville is conveniently located next to more populous cities.”

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Management's Discussion and Analysis, page 25

Liquidity and Capital Resources, page 25

4.

We note your response to comment 16 from our letter dated August 18, 2010, but we partially re-issue this comment. Please revise to explain how you intend to repay the interest and principal on the note due to Mr. Ross and whether you will use any of the proceeds from this offering to repay the note.

RESPONSE: We have revised the Filing on Page 10 to include the following "Risk Factor":

"The Company has received its initial financing through the issuance of a promissory note, and the repayment of such note prior to the Company's achieving profitability would have a negative effect on the Company's business prospects.

On April 29, 2010, the Company issued a note payable to Mr. Steve Ross (“Mr. Ross”) for proceeds of $9,928. Under the terms of the note payable, the amount is unsecured, due interest at 10% per annum, and due on demand. The terms of the note were never memorialized in an agreement. On May 10, 2010, the Company issued another note payable to Mr. Ross for proceeds of $20,000. As the note for $9,928 was never reduced to writing, the two notes were consolidated into the May 10, 2010 note. Under the terms of the consolidated note, the amount is unsecured, due interest at 10% per annum, and due on or before May 10, 2011. The Company intends to repay this Note through either revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Note. However, Note is due upon demand and the Company could be forced to repay the Note with proceeds from this offering should Mr. Ross so demand. The Company has received verbal assurances from Mr. Ross that he has no intention to demand repayment until such time that the Company is generating sufficient revenue to begin repaying the Note without significant detriment to the Company. However, the assurances are verbal and should Mr. Ross demand repayment of the Note early the Company's business may suffer."

Additionally, we have amended the Filing on Page 26 to include the following language:

"The Company intends to repay this Note through either revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Note. However, Note is due upon demand and the Company could be forced to repay the Note with proceeds from this offering should Mr. Ross so demand. The Company has received verbal assurances from Mr. Ross that he has no intention to demand repayment until such time that the Company is generating sufficient revenue to begin repaying the Note without significant detriment to the Company. However, the assurances are verbal and should Mr. Ross demand repayment of the Note early the Company's business may suffer."

Directors, Executive Officers, Promoters and Control Persons, page 27

5.

We partially reissue comment 19 from our letter dated August 18, 2010. Revise to disclose Mr. Ross's role in the company and explain whether he is a promoter under Rule 405 of Regulation S-K. If applicable, please give us your reasons for concluding he is not a promoter or provide the disclosure required under Item404(c) of Regulation S-K.

RESPONSE: We have revised the Filing on Page 25 to include the following language:

“On April 29, 2010, the Company issued a note payable to Mr. Steve Ross (“Mr. Ross”) for proceeds of $9,928. Under the terms of the note payable, the amount is unsecured, due interest at 10% per annum, and due on demand. The terms of the note were never memorialized in an agreement. On May 10, 2010, the Company issued another note payable to Mr. Ross for proceeds of $20,000. As the note for $9,928 was never reduced to writing, the two notes were consolidated into the May 10, 2010 note. Under the terms of the consolidated note, the amount is unsecured, due interest at 10% per annum, and due on or before May 10, 2011.”

Supplementally, we have not added disclosure relating to Mr. Ross’ role in the Company as he is not a Promoter, and therefore we do not believe such disclosure is not applicable. Pursuant to Rule 405 of Regulation S-K, Mr. Ross is not a promoter since: i) he has not taken any part in founding or organizing the Company and ii) any consideration Mr. Ross may receive is solely due to the capital he has provided to the company in exchange for the Company issuing a note payable to Mr. Ross. Mr. Ross is simply an angel investor, as he has provided capital to help finance the Company’s start up operations, and has not otherwise taken part in any aspect of the Company and outside of the repayment of the Note has no continued financial or other economic interest in the Company.

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Financial Statements, page F-l

6.

Please update your financial statements to include interim financial statements for the three months ended July 31, 2010.

RESPONSE: We have provided updated financial statements which include the three months ended July 31, 2010.

In connection with the Company’s responding to the comments set forth in the September 10, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Shelly Guidarelli

Shelly Guidarelli

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